ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

110 Pitts Bay Road

Pembroke HM 08 Bermuda

December 8, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg

Lisa Vanjoske

Vanessa Robertson

Re:	Argo Group International Holdings, Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-15259

Ladies and Gentlemen:

On behalf of Argo Group International Holdings, Ltd. (the “Company”) and in response to the letter (the “Comment Letter”) dated November 23, 2011 from the Staff (the “Staff”) of the Securities and Exchange Commission to Jay S. Bullock, the Company’s Executive Vice President and Chief Financial Officer, we have included below the Company’s responses to the Staff’s comments included in the Comment Letter. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk Credit Risk, page 73

1.	Staff Comment: Please provide us proposed disclosure to be included in future periodic reports that states the source for your investment ratings levels in the table. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

Response: In our 2011 Form 10-K and other applicable future periodic reports, we propose to include the following or similar discussion to incorporate the additional disclosure requested:

Our fixed maturity investments are rated by one or more Nationally Recognized Statistical Rating Organizations, i.e. Standard & Poor’s, Moody’s Investors Service, Inc., and Fitch Ratings Ltd. If a security has two ratings, the lower rating is used. If a security has three ratings, the middle rating is used in the preparation of our fixed maturity rating table.

Notes to the Consolidated Financial Statements

5. Income Taxes, page F-26

2.	Staff Comment: Please provide us proposed disclosure to be included in future periodic reports to present your income before taxes separately for domestic and foreign operations as well as the income tax provision separately for domestic and foreign operations in accordance with Rule 4-08(h) of Regulation S-X.

Response: In our 2011 Form 10-K and other applicable future periodic reports, we propose to include the following table or similar in the footnote entitled “Income Taxes” to incorporate the additional disclosure requested to address the request for separate presentation of the foreign and domestic income tax provision:

(in millions)	2011	2010	2009
Income tax provision (benefit) - Foreign	$	$(2.6)	$6.2
Income tax provision - United States Federal		35.2	24.0
Income tax provision (benefit) - United States State		0.1	(5.3)

Income tax provision	$	$32.7	$24.9

In addition, we would propose to address the request for separate disclosure of domestic and foreign income before taxes as described in the immediately following response.

Staff Comment: Please also consider including in your proposed disclosure the pre-tax earnings and effective tax rates for the United States, United Kingdom, Belgium, Brazil, Ireland and Switzerland.

Response: In our 2011 Form 10-K and other applicable future periodic reports, we propose to include the following or similar discussion and table in the footnote entitled “Income Taxes” to incorporate the additional disclosure requested (including each non-U.S. jurisdiction in which we had income):

For the years ended December 31, 2011, 2010 and 2009, pre-tax (loss) income attributable to our operations and the operations’ effective tax rates were as follows:

(in millions)	2011		2010			2009
	Pre-tax income (loss)	Effective Tax Rate	Pre-tax income (loss)		Effective Tax Rate	Pre-tax income (loss)		Effective Tax Rate
Pre-tax (loss) income - Bermuda	$		$6.2		0.0%	$53.9		0.0%
Pre-tax (loss) income - United States			119.1		29.6%	89.6		20.9%
Pre-tax (loss) income - United Kingdom			(9.8)		40.4%	(1.3)		122.5%
Pre-tax (loss) income - Belgium			0.2		49.2%	0.4		27.2%
Pre-tax (loss) income - Brazil			(0.3)		0.0%	n/	a	n	/a
Pre-tax (loss) income - Ireland			(0.1	) (1)	5.0%	(0.2)		5.0%
Pre-tax (loss) income - Switzerland			0.0	(2)	22.7%	n/	a	n/	a

Pre-tax (loss) income	$		$115.3			$142.4

(1)	Effective tax rate of 5 percent on intercompany dividends of $26.3 and $152.6 for the years ended December 31, 2010 and 2009, respectively. Dividends were eliminated in consolidation, therefore no pre-tax income is reflected above.
(2)	Income for the year ended December 31, 2010 was less than $0.1 million.

14. Segment Information, page F-43

3.	Staff Comment: Please provide us proposed disclosure to be included in future periodic reports to include the amount of earned premiums separately for domestic and foreign operations as required by ASC 280-10-50-41 for all three years for which financial statements are presented.

Response: In our 2011 Form 10-K and other applicable future periodic reports, we propose to include the following or similar discussion and table in the footnote entitled “Segment Information” to incorporate the additional disclosure requested and including each non-U.S. jurisdiction in which we had earned premiums:

The table below presents the split of earned premiums by geographic location for the years ended December 31, 2011, 2010 and 2009. For this disclosure, we determine geographic location by the country of domicile of our subsidiaries that write the business and not by the location of insureds or reinsureds from whom the business was generated.

	2011	2010	2009
Bermuda	$	$98.6	$87.2
United Kingdom		290.1	424.0
United States		822.9	903.7

Total earned premiums	$	$1,211.6	$1,414.9

As requested in the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Mary Stulting of the Company at (210) 321-8419.

Sincerely,

/s/ Jay S. Bullock
Jay S. Bullock
Executive Vice President and Chief Financial Officer